May 15, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:	Steve Lo

Craig Arakawa

John Coleman

Anuja A. Majmudar

Irene Barberena-Meissner

Re:	Lifezone Metals Limited

Registration Statement on Form F-4

Filed April 17, 2023

File No. 333-271300

To the addressees set forth above:

On behalf of Lifezone Metals Limited (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 filed on April 17, 2023 (the “Initial Filing”), originally confidentially submitted on January 3, 2023 and amended on February 27, 2023. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed the amendment no. 1 to its Initial Filing (the “Amendment No. 1”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated May 4, 2023, relating to the Form F-4. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 1.

Registration Statement on Form F-4 filed on April 17, 2023

Material Tax Considerations

The Merger, page 182

1.	We note your revised disclosure in response to prior comment 3 that although the Merger is not conditioned upon the receipt of an opinion of counsel regarding such consequences, Latham & Watkins LLP will deliver an opinion, to be filed by amendment as Exhibit 8.1 hereto, that the Merger "should" qualify as a “reorganization” under Section 368(a)(1)(F) of the Code. If the opinion is subject to uncertainty, please ensure the opinion explains why counsel cannot give a "will" opinion and describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors. We note you have included some of this disclosure here. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 180 of the Amendment No. 1.

Unaudited Pro forma Condensed Combined Financial Information

Introduction, page 292

2.	You state that you determined the financial statements of SGPL are not required to be filed in accordance with Rule 408(a) of the Securities Act. Please clarify for us how Rule 408(a) of the Securities Act is applicable to your determination that financial statements of SGPL are not required. In this regard, we note that 408(a) pertains to additional information as opposed to information expressly required to be in the registrations statement. In addition, please provide your analysis of each of the three significance tests set forth in Rule 1-02(w) of Regulation S-X that you performed to determine whether the financial statements of SGPL are required. Refer to Rule 3-05(b)(2) of Regulation S-X.

Response: The Company respectfully submits that (i) the financial statements of SGPL are not required to be included in the Company’s Registration Statement on Form F-4 and (ii) the historical financial information for SGPL is not required to be included in the Unaudited Pro Forma Condensed Combined Financial Information, in accordance with the significance tests set forth in Rule 1-02(w) of Regulation S-X read with Rule 3-05(b)(2) of Regulation S-X and in accordance with Rule 408(a) of the Securities Act.

Accordingly, the historical financial information for SGPL that was included in the Unaudited Pro Forma Condensed Combined Financial Information in the Initial Filing is no longer included in the Unaudited Pro Forma Condensed Combined Financial Information in the Amendment No. 1 based on the reasons set out below (which includes the Company’s analysis of each of the three significance tests set forth in Rule 1-02(w) of Regulation S-X):

Significance tests:

SGPL is not significant to LHL at the 20% level under any of the three significance set forth in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X as set out below.(1) Therefore, the Company respectfully submits that SGPL’s financial statements are not required to be included in the Company’s Registration Statement on Form F-4.

Sr no.	Test	Particulars	Calculation	Result	Significance (>20%)
(1)	Investment Test	Purchase price of SGPL / Book value of LHL’s assets	= 13,500,000(2) / 96,977,051	= 13.9%	Not significant
(2)	Income Test	SGPL’s profit before tax / LHL’s loss before tax(3)	= 238,579 / 25,494,220(3)	= 1%	Not significant (based on
		SGPL’s total revenue / LHL’s total revenue	= 5,208,012 / 2,927,460	= 178%	lower of the two)
(3)	Asset Test	SGPL’s total assets / LHL’s total assets	= 4,379,332 / 96,977,051	= 5%	Not significant

(1)	The analysis is based on the audited financial results of LHL as of and for the year ended December 31, 2022 and the financial results of SGPL as of and for the year ended June 30, 2022 (which is the most recently completed fiscal year in each case). All amounts denominated in USD.

(2)	As per the SGPL Term Sheet.

(3)	Since LHL’s pre-tax income for the year ended December 31, 2022 is a loss, the absolute value has been considered.

SGPL’s results do not constitute material information:

In addition, the Company has further considered whether inclusion of SGPL financial statements or SGPL financial information in the Unaudited Condensed Combined Pro Forma Financial Information would be “necessary to make the required statements, in the light of the circumstances under which they are made, not misleading” pursuant to Rule 408(a). The Company does not consider the acquisition of SGPL to be material and has disclosed the consideration involved in the acquisition on pages 55, 64, 213, 317 and 335 of the Amendment No. 1. Following the completion of the Simulus Acquisition, it is intended that SGPL will become an in-house testing, research & development and training facility exclusively for LHL and its subsidiaries and will not accept any commitments or assignments from third parties. The Company respectfully submits that it has determined that the inclusion of SGPL’s financial statements or financial information in the Unaudited Condensed Combined Pro Forma Financial Information is not necessary under Rule 408(a).

Rule 11-01(c) of Regulation S-X:

Furthermore, the Company respectfully submits that the historical financial information of SGPL is not required to be included as part of the Unaudited Pro Forma Condensed Combined Financial Information in the in the Company’s Registration Statement on Form F-4 as per Rule 11-01(c) of Regulation S-X read with Rule 3-05(b)(2)(iv) (together, the “Aggregation Rules”). The Aggregation Rules require the proforma financial information as per Article 11 of Regulation S-X based on aggregation of business acquisitions which are each individually not significant (where financial statements for such acquirees are not required as per Rule 3-05(b)(2)(i) of Regulation S-X). However, since the Business Combination involving GoGreen would be considered “significant” for the purposes of Rule 3-05 of Regulation S-X, it would not be required to be aggregated with the Simulus Acquisition (which is not “significant” by itself as set out above) for the purposes of Rule 11-01(c) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 303

3.	We note you include the historical financial information for SGPL as of and for the year ended June 30, 2022 in your Unaudited Pro Forma Condensed Combined Financial Information. However your Pro Forma Condensed Combined Financial Information presents annual amounts based on your fiscal year-end, or December 31, 2022. Please tell us how your presentation of the June 30, 2022 financial period of SGPL complies with the requirements of Rule 11-02(c)(3) of Regulation S-X or revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the historical financial information for SGPL that was included in the Unaudited Pro Forma Condensed Combined Financial Information in the Initial Filing is no longer included in the Unaudited Pro Forma Condensed Combined Financial Information in the Amendment No. 1 based on the reasons set out in the response to the Staff’s comment no. 2.

4.	Please disclose any revenues, expenses, gains and losses and related tax effects which will not recur beyond 12 months after the transaction. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

Response: The Company respectfully submits that the Company has complied with Rule 11-02(a)(11)(i) of Regulation S-X, to the extent applicable, and has specified the expenses which would not recur beyond 12 months after the Proposed Transactions under ‘Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations — (BB)’ on page 306 of the Amendment No. 1.

3. Pro-forma Adjustments, page 304

5.	We note transaction accounting adjustment C to your Unaudited Pro Forma Condensed Combined Statement of Financial Position and understand that in determining enterprise value you have included GoGreen's cash at December 31, 2022. Given that both scenarios 2 and 3 contemplate cash redemptions, please explain why you did not adjust the calculation of enterprise value for the respective redemption payments in determining the fair value of share consideration. Please also explain and reconcile for us the GoGreen ownership percentages presented in the calculations of the fair value of share consideration with the ownership percentages disclosed at page 297.

Response: In response to the Staff’s comment regarding adjusting the calculation of the enterprise value for the redemption payments in determining the fair value of share consideration, the Company has revised the disclosure on page 303 of the Amendment No. 1.

Regarding the Staff’s comment regarding the reconciliation of the GoGreen ownership percentages on pages 304 and 297 of the Initial Filing, the Company respectfully submits that the GoGreen ownership percentages presented in the calculation of fair value of share consideration in adjustment C on page 302 of the Amendment No. 1 are based on the fully diluted ownership percentage, including the outstanding shares, warrants and earnout shares. Set out below is the reconciliation of the ownership percentages to the disclosed at page 293 of the Amendment No. 1:

	Scenario 1	Scenario 2	Scenario 3
GoGreen public shareholders - outstanding shares	27,600,000	13,800,000	-
GoGreen public shareholders - warrants	13,800,000	13,800,000	13,800,000
GoGreen ownership, including warrants (A)	41,400,000	27,600,000	13,800,000

Total outstanding shares at closing per ownership table	103,766,045	89,966,045	76,166,045
Add:
GoGreen public warrants	13,800,000	13,800,000	13,800,000
GoGreen Private Placement Warrants	667,500	667,500	667,500
Sponsor Earnout Shares	1,725,000	1,725,000	1,725,000
Earnout Shares (to eligible LHL Shareholders)	25,072,052	25,072,052	25,072,052
Total outstanding shares, including warrants and earnout shares (B)	145,030,597	131,230,597	117,430,597

Go Green % ownership, including warrants and earnout shares (A divided by B)	28.55%	22.03%	11.75%

Go Green public shareholders - outstanding shares (C)	27,600,000	13,800,000	-
Total outstanding shares at closing (D)	103,766,045	89,966,045	76,166,045
Go Green % ownership, excluding warrants and earnout shares (C divided by D)	26.6%	15.3%	0.0%

Preliminary Allocation of Preliminary Purchase Price, page 309

6.	We note you allocated $3.3 million of the purchase price for the fair value of the property, plant and equipment you will acquire with Simluls Group Pty Ltd. Please address the following points:

●	Please revise to disclose further details on the underlying assets that you will acquire and the fair value estimate of each asset.

●	Disclose the methods used to estimate the fair values of these assets. To the extent there are significant increases of the values of these assets, please explain.

●	Disclose the estimated useful life of each major type of fixed assets and depreciation methods.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the historical financial information for SGPL that was included in the Unaudited Pro Forma Condensed Combined Financial Information in the Initial Filing is no longer included in the Unaudited Pro Forma Condensed Combined Financial Information in the Amendment No. 1 based on the reasons set out in the response to the Staff’s comment no. 2.

Notes to the consolidated financial statements

3. Key sources of estimation and uncertainty

3.1.1. Business Combination due to Ownership Change (Flip-up of Ownership), page F-46

7.	We note that you deemed the reorganization of LZL and KNL as a business combination under common control and applied the predecessor value method in accounting for the transaction. We also note your disclosure that there was no change in the ultimate ownership to conclude that the transaction fell outside the scope of IFRS3. Please provide an analysis that supports the notion that these were entities under common control during the periods presented including details sufficient to understand the controlling ownership of LZL and KNL both pre and post combination.

Response: The Company respectfully submits that, as set out on page 2 of the Amendment No. 1, LHL was formed on March 28, 2022, as a holding company for Lifezone Limited, and acquired 100% of the equity interest in Lifezone Limited on June 24, 2022, in consideration for issuing shares of LHL on a 1:1 basis to the Lifezone Limited shareholders at the time (following a 1:200 split of shares of Lifezone Limited) (the “Lifezone Holdings Transaction”). In addition, at the same time as the Lifezone Holdings Transaction, on June 24, 2022, the shareholders of KNL (other than Lifezone Limited) exchanged their shares of KNL for shares of LHL on a 1:1 basis (the “Flip-Up”, and together with the Lifezone Holdings Transaction, the “Relevant Transactions”).

As per paragraph B1 of Appendix B of International Financial Reporting Standard 3 Business Combinations (“IFRS 3”), “a business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.” Set out below is the list of shareholders and optionholders of LHL, Lifezone Limited and KNL prior to and following the completion of the Relevant Transactions and other than as specified in the footnotes to the table, there have been no changes in the shareholding during FY 2022 and FY 2021 (the periods covered by LHL’s audited financial statements included in the Amendment No. 1):

		Prior to the Relevant Transactions		Post the completion of the Relevant Transactions
Sr No.	Name of shareholder	Shareholding in Lifezone Limited*(2)	Shareholding in KNL*(2)	Shareholding in LHL*
1.	Lifezone Limited	-	26.375%	-
2.	Keith Liddell and Shelagh Jane Liddell (jointly held)(4)	49.325%	-	28.766%
3.	Keith Liddell	-	14.563%	8.273%
4.	Shelagh Jane Liddell	-	1.355%	0.770%
5.	Varna Holdings Limited	15.774%	-	9.199%
6.	Peter Smedvig	15.774%	22.562%	22.016%
7.	Mike Adams	8.221%	3.084%	6.546%
8.	BHP(3)	3.186%	-	1.858%
9.	Chris Showalter	7.721%	1.797%	5.515%
10.	Simon Liddell	-	1.642%	0.933%
11.	Natasha Liddell	-	0.565%	0.321%
12.	Charles Liddell	-	0.264%	0.150%
13.	Chris von Christierson	-	2.187%	1.242%
14.	Kamberg Investments Limited	-	11.399%	6.475%
15.	Saccawa Investments Limited	-	1.006%	0.572%
16.	Katsura Investments Limited	-	0.072%	0.041%
17.	Pochote Investments Limited	-	0.036%	0.020%
18.	Inkaba Holdings Limited	-	0.053%	0.030%
19.	Nicholas von Christierson	-	0.755%	0.429%
20.	Nadia von Christierson	-	0.503%	0.286%
21.	Rupert Pennant-Rea	-	1.210%	0.687%
22.	Poer Poer Limited	-	1.885%	1.071%
23.	The Zients Children's Trust	-	0.808%	0.459%
24.	Duncan Bullivant	-	4.855%	2.758%
25.	Anthony von Christierson	-	1.420%	0.807%
26.	Lisa Smith	-	0.819%	0.465%
27.	Chris Medway	-	0.547%	0.311%
28.	Benedict Busunzu(1)	-	0.106%	-
29.	Ray Kohlsmith(1)	-	0.053%	-
30.	Robert Strachan(1)	-	0.053%	-
31.	Anna Lennartsdotter(1)	-	0.025%	-
	Total	100%	100%	100%

*	Shareholding on a fully-diluted basis
(1)	Only held options which had not vested.
(2)	Includes options which had not vested at the time.
(3)	BHP acquired its shareholding in Lifezone Limited and, subsequently KNL, pursuant to the Tranche 1 Investment and Tranche 2 Investments. BHP acquired its shareholding in LHL pursuant to the Lifezone Holdings Transaction. BHP currently holds approximately 17% of the shareholding of KNL.
(4)	Puffin Agencies Limited transferred 960 shares of Lifezone Limited to Keith Liddell and Shelagh Jane Liddell on March 25, 2022.

As per paragraph B4 of Appendix B of IFRS 3, “The extent of non-controlling interests in each of the combining entities before and after the business combination is not relevant to determining whether the combination involves entities under common control”. As set out in the table above, prior to the Relevant Transactions, Lifezone Limited held 26.375% and the shareholders of Lifezone Limited in aggregate held 43.361% of the shareholding of KNL (on a fully diluted basis) and Lifezone Limited together with its shareholders cumulatively held 69.736% of the shareholding of KNL (on a fully diluted basis).

Further, as per paragraph B2 of Appendix B of IFRS 3, “A group of individuals shall be regarded as controlling an entity when, as a result of contractual arrangements, they collectively have the power to govern its financial and operating policies so as to obtain benefits from its activities. Therefore, a business combination is outside the scope of this IFRS when the same group of individuals has, as a result of contractual arrangements, ultimate collective power to govern the financial and operating policies of each of the combining entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory.” As per the shareholders’ agreement of the shareholders of Lifezone Limited dated February 8, 2011, as amended on December 29, 2021, the shareholders of Lifezone Limited were required to exercise their rights in relation to Lifezone Limited in accordance with such agreement, including that the board of Lifezone Limited would consist of (i) one director nominated by Keith Liddell and Shelagh Jane Liddell (collectively, the “Liddells”) (for so long as their nominee company, Puffin Agencies Limited, held at least 15% of the outstanding shares of Lifezone Limited), (ii) one director nominated by Varna Holdings Limited and Peter Smedvig (collectively, “Varna/PS”) (for so long as they together held at least 15% of the outstanding shares of Lifezone Limited) and (iii) up to three additional directors appointed by holders of at least 75% of the shares of Lifezone Limited. In addition, the Lifezone Limited shareholders’ agreement provided that certain reserved matters, such as in relation to issuance of securities, material changes in the nature of the business, amendments to the business plan and borrowings, would require the approval of shareholders holding at least 75% of the shares of Lifezone Limited. With 49.325% and 31.548% of the shares of Lifezone Limited held by the Liddells and Varna/PS, respectively, Lifezone Limited’s board and any reserved matters were controlled by the Liddells and Varna/PS. Similarly, the shareholders of KNL had also entered into a shareholders agreement dated May 6, 2019, as amended on December 5, 2019, pursuant to which a majority of the board of KNL would be appointed by Lifezone Limited. In addition, the KNL shareholders’ agreement provided that certain reserved matters similar to those in the Lifezone Limited shareholders’ agreement would require the approval of shareholders holding at least 75% of the shares of KNL. With Lifezone Limited holding 26.375% of KNL, the Liddells and Varna/PS also controlled the board and any reserved matters at KNL through their control of the board of Lifezone Limited. In addition, the Liddells collectively held a further 15.918% of KNL directly and Peter Smedvig held a further 22.562% of KNL directly.

At the time of the Relevant Transactions, the shareholders of LHL entered into a new shareholders’ agreement dated June 24, 2022, pursuant to which they agreed that the board of LHL would consist of (i) one director nominated by the Liddells (for so long as they hold between them at least 15% of the outstanding shares of LHL), (ii) one director nominated by Varna/PS (for so long as they hold between them at least 15% of the outstanding shares of LHL) and (iii) up to five additional directors appointed by holders of at least 75% of the shares of LHL. In addition, the LHL shareholders’ agreement provides that certain reserved matters similar to those in the Lifezone Limited and KNL shareholders’ agreements require the approval of shareholders holding at least 75% of the shares of LHL. With 37.809% and 31.215% of the shares of LHL held by the Liddells and Varna/PS, respectively, following the Relevant Transactions, LHL’s board and any reserved matters (like those of Lifezone Limited and KNL previously) are controlled by the Liddells and Varna/PS.

In view of the above, the Company respectfully submits that Lifezone Limited and KNL were and are under the common control of the Liddells and Varna/PS prior to and following the Relevant Transactions.

4. Segment information, page F-49

8.	We note you present more than one measure of reportable segment profit or loss, including operating loss, loss before tax, loss for the year and total comprehensive loss for the financial year. Please tell us how your presentation complies with paragraph 26 of IFRS 8, or revise to present only one measure of segment profit or loss that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-70 of the Amendment No. 1.

16. Exploration and evaluation assets and mining data, page F-55

9.	You disclose that your mining data is included as an exploration and evaluation asset and that it has an indefinite life. You also characterize the mining data as an intangible asset at page F-40. Please tell us your basis to conclude that the mining data has an indefinite life considering that the mining data relates to the underlying mineral property, a depleting asset by nature, and your policy that exploration and evaluation assets will be reclassified to mineral properties and eventually depleted upon commencement of production. In addition, explain how your characterization of the mining assets as intangible assets is consistent with the guidance in IFRS6.

Response: The Company respectfully submits that the mining data was acquired in conjunction with the acquisition of Barrick International (Barbados) Corporation and Glencore Canada Corporation in April 2021. The mining data has an indefinite life and is not being amortized until the completion of the ongoing Definitive Feasibility Study, which is expected to be completed in the second half of 2024 and involves capital expenditure to identify and delineate mineral reserves through geological and geotechnical surveying and drilling, pursuant to which the useful life of the exploration and evaluation assets will be determined and amortized.

As per International Financial Reporting Standard 6 Exploration For and Evaluation Of Mineral Resources (“IFRS 6”) (paragraph 5 of IFRS 6), costs can only be capitalized after the entity has obtained legal rights to explore in a specific area but before extraction has been demonstrated to be both technically feasible and commercially viable. Accordingly, costs incurred before the legal rights to explore have been obtained are expensed to profit or loss, while once technical and commercial viability has been demonstrated, International Accounting Standard 16 Property, Plant And Equipment or International Accounting Standard 38 Intangible Assets would apply to such costs.

In October 2021, the company was issued a special mining license for the Kabanga mine site (“SML”) and has been incurring drilling costs after receiving the SML, where such costs are capitalized as exploration and evaluation assets.

LHL’s activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource and accordingly LHL reports exploration and evaluation expenditure under IFRS 6 as the basis of accounting.

IFRS 6 provides examples of expenditures that may be included in the initial measurement of exploration and evaluation assets, which is consistent with LHL’s activities which include:

●	researching and analyzing historical exploration data (mining data);
●	gathering exploration data through geophysical studies;
●	exploratory drilling and sampling;
●	determining and examining the volume and grade of the resource;
●	surveying transportation and infrastructure requirements; and
●	conducting market and finance studies.

LHL views the mining data and ongoing activities involving the search for mineral resources as the determination of technical feasibility and the assessment of commercial viability of an identified resource and accordingly considers such costs as exploration and evaluation expenditure under IFRS 6.

22. Significant related party transactions, page F-57

10.	Please disclose that related party transactions were made on terms equivalent to those that prevail in arm’s length transactions are made and only if such terms can be substantiated. Refer to paragraph 23 of IAS 24.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-79 and F-84 of the Amendment No. 1.

Related party revenue, page F-57

11.	Please disclose the outstanding balances of trade receivables related to the related party revenues from Kellplant Proprietary Ltd and Kelltechnology SA Proprietary Ltd. as of each of the years presented. Refer to paragraph 18 of IAS 24.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-79 of the Amendment No. 1.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:

John Dowd

GoGreen Investments Corporation

1021 Main Street, Suite 1960

Houston, Texas 77002

John Dowd

Lifezone Metals Limited

c/o GoGreen Investments Corporation

1021 Main Street, Suite 1960

Houston, Texas 77002

Nick S. Dhesi

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

United States

Chris Showalter

Keith Liddell

Lifezone Holdings Ltd

Commerce House

1 Bowring Road, Ramsey

Isle of Man, IM8 2LQ

Richard Hall

Alyssa Caples

G.J. Ligelis Jr.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Tom Coulter

Travers Smith LLP

10 Snow HI

London EC1A 2AL

United Kingdom